[PERKINS COLE LETTERHEAD]
November 29, 2007
Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:	Northland Cable Properties Eight Limited Partnership Schedule 13E-3 filed on November 2, 2007 File No. 5-83179 PRER14A filed on November 2, 2007 File No. 0-18307
Dear Ms. Chalk:
This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated November 13, 2007 (the “Comment Letter”) regarding the above-referenced preliminary proxy statement (the “Proxy Statement”) and above referenced Schedule 13E-3 (the “Schedule 13E-3”) filed by Northland Cable Properties Eight Limited Partnership (“NCP-Eight”) on November 2, 2007. The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Accompanying this letter is an amended Proxy Statement, marked to show changes from the Proxy Statement as filed with the SEC on November 2, 2007. Page references in this letter refer to the corresponding pages in the amended Proxy Statement.

November 29, 2007

Schedule 13E-3/A filed by Northland Cable Properties Eight L.P.
Comment No. 1
See comment 4 in our initial comment letter dated October 22, 2007. We asked you to provide any written materials provided to the filings persons by Daniels & Associates. As noted in our prior comment, the disclosure in the original proxy statement stated that the bids solicited by Daniels & Associates were used by the general partner in evaluating the fair value of the limited partnership units. In light of this fact, please explain your conclusion that the written materials provided by Daniels & Associates are not materially related to this going private transaction. Provide those written materials to us on a supplemental basis so that we may evaluate your analysis.
Response to Comment No. 1
In response to the Staff’s comment, NCP-Eight has filed as Exhibit (c)(2) to the amended Schedule 13E-3 a written summary provided by Daniels & Associates to the general partner, which summarizes indications of interest received as part of the bid solicitation process. Portions of this summary have been redacted, and a separate request for confidential treatment of these redacted portions has been filed with the Office of the Secretary as of the date of this letter. We have been advised by NCP-Eight that Daniels & Associates did not provide the general partner with any other written or oral reports other than as disclosed in the Proxy Statement.
PRER14A filed by Northland Cable Properties Eight L.P.
Summary Term Sheet — The Parties, page 1
Comment No. 2
Refer to comment 9 in our comment letter dated October 22, 2007. Describe any relationship between filers Whetzell and Clark and Northland Communications Corporation.
Response to Comment No. 2
In response to the Staff’s comment, NCP-Eight has added disclosure on page 2 of the Proxy Statement.

November 29, 2007

Differences Between the Terms of the Alternative Purchase Agreement and the Green River Purchase Agreement, page 3
Comment No. 3
Refer to comment 8 in our first comment letter dated October 22, 2007. Your response indicates that you have made responsive changes on page 3 of the proxy statement but we are unable to locate any revisions to this section or otherwise. Please revise or advise. We don’t believe the current disclosure in this section adequately describe the differences between the two agreements. For example, it does not note the fact that the general partner has not yet entered into the agreement to purchase in the event the Green River Transaction is not consummated.
Response to Comment No. 3
In response to the Staff’s comment, NCP-Eight has added disclosure on page 4 of the Proxy Statement.
Interests of the General Partner’s Executive Officers in the Proposed Sales, page 6
Comment No. 4
We note that you have added Messrs Whetzell and Clark as filers on the Schedule 13E-3 in response to our initial comments. Therefore, you must provide the disclosure quantifying each filer’s interest in the transaction required by Instruction 3 to Item 1013 of Regulation M-A. Please provide that information here and/or in the corresponding section later in the body of the proxy statement. If you do not believe this Instruction is applicable to these individuals, please explain why in your response letter.
Response to Comment No. 4
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 7 and 16 of the Proxy Statement. NCP-Eight advises the Staff supplementally that Messrs. Whetzell and Clark have an ownership interest in the parent corporation of the general partner. The parent corporation is not a pass through entity. As a result, Messrs. Whetzell and Clark would not have any control over or access to the net book value or net earnings in NCP-Eight following the alternative sale transaction.

November 29, 2007

Secondary Sales of Units of limited partnership interest, page 11
Comment No. 5
Where you have added disclosure about the recent sales prices for partnership units during the two-month period from July 1, 2007 through September 1, 2007, indicate (if known) approximately how many units were sold during that period.
Response to Comment No. 5
In response to the Staff’s comment, NCP-Eight has added disclosure on page 12 of the Proxy Statement.
Special Factors — Chronology of Events Leading up to the Proposed Sales, page 12
Comment No. 6
Refer to comment 1 above and comment 17 in our initial comment letter. We believe you may have misinterpreted comment 17 in our last letter. In that comment, we noted that Item 1015 encompasses “reports, opinions or appraisals” unrelated to the fairness of the consideration to be received in a going-private transactions. Therefore, your response that Daniels & Associates did not provide reports but that such reports did not relate “to the consideration or the fairness of the consideration” to be received is not dispositive. As noted in comment 1 above, your disclosure specifically indicates that the bidding process and the value of the bids received for the limited partnership business was considered by the general partner in determining fairness. Therefore, we believe that the Daniels materials (both oral and written) are encompassed within the scope of Item 1015 and must be filed as exhibits to the Schedule 13E-3 (if in writing) and summarized in considerable detail in the proxy statement (for both oral and written reports).
Response to Comment No. 6
In response to the Staff’s comment, NCP-Eight has filed as Exhibit (c)(2) to the amended Schedule 13E-3 a written report provided by Daniels & Associates to the general partner summarizing indications of interest received as part of the bid solicitation process. Additionally, NCP-Eight has added disclosure on page 13 of the Proxy Statement. NCP-Eight has advised us that Daniels & Associates did not provide the general partner with any other written or oral reports other than as disclosed in the Proxy Statement. The general partner and Daniels & Associates have a long-standing business relationship, in that Daniels & Associates has served as an investment banker in several sales of the general partner’s affiliated entities or their assets. As a result, no engagement letter or pitch materials were provided by Daniels & Associates, nor did Daniels & Associates provide any advice regarding the method for marketing NCP-Eight’s assets or the prospective buyers to be approached. Rather, Daniels & Associates’ primary responsibility was to manage the distribution of marketing materials to prospective buyers who were on a

November 29, 2007

longstanding list of target buyers developed over the course of several transactions. Daniels & Associates did not provide the general partner with any advice or analysis regarding the adequacy of the terms of the bids received for the sale of NCP-Eight’s assets.
Comment No. 7
Comment 21 in our letter of October 22, 2007 is reissued. Please expand the discussion of the factors considered by the general partner (both positive and negative) to summarize the general partner’s analysis of each factor and how it weighed for or against the proposed transactions. Provide similar expanded disclosure for the individual filers you have added on the Schedule 13E-3.
Response to Comment No. 7
In response to the Staff’s comment, NCP-Eight has revised the disclosure on page 15 of the Proxy Statement.
Reasons for the Proposed Sales, page 13
Comment No. 8
As individual filers on the Schedule 13E-3, Messrs Whetzell and Clark must individually satisfy the disclosure requirements of the Schedule, including the requirement to state the filer’s reasons for undertaking the going-private transaction. See Item 1013 of Regulation M-A. Therefore, the qualifier you have added at the bottom on page 14, which indicates that Messrs Whetzell and Clark are speaking only as representatives of the general partner, should be deleted. Make the same change elsewhere in the proxy statement, to the extent that Messrs Whetzell and Clark must speak in capacity as individual filers on the Schedule 13E-3.
Response to Comment No. 8
In response to the Staff’s comment, NCP-Eight has revised the disclosure on pages 14-16 of the Proxy Statement to make clear that Messrs. Whetzell’s and Clark’s reasons for undertaking the alternative sale transaction are the same as the general partner’s.

November 29, 2007

Opinion of Duff & Phelps, page 30
Comment No. 9
Refer to comment 32 in our first comment letter dated October 22, 2007. As previously requested, summarize in the proxy statement the projections provided to Duff & Phelps by management. In revising the proxy statement to add the projections disclosure, please summarize the material assumptions upon which such projections are based.
Response to Comment No. 9
In response to the Staff’s comment, NCP-Eight has added disclosure on page 33 of the Proxy Statement.
Comment No. 10
Based on the materials provided to the general partner by Duff & Phelps and filed as an exhibit to the amended Schedule 13E-3 in response to our first comment letter, we believe you should expand this section to summarize in greater detail the calculations performed by the fairness advisor. For example, the discounted cash flow table on page 18, the table of selected public company financial performance on pages 21-22 and the tables of selected comparable M&A transactions on pages 24-25 in the Duff & Phelps report should be included. In addition, much of the narrative disclosure in the Duff & Phelps report is helpful and should be evaluated for summary in the proxy statement, to the extent it may help limited partners understand the information presented.
Response to Comment 10
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 35-37 of the Proxy Statement. NCP-Eight advises the Staff supplementally that the narrative disclosure in the Duff & Phelps report is now adequately summarized in the Proxy Statement to the extent that it may help limited partners understand the information presented.

November 29, 2007

Purchaser’s Source of Funds. page 41
Comment No. 11
We note the disclosure you have added here in response to prior comment 36. Clarify your statement that the “general partner and its affiliates have been able to obtain financing in the past.” For what have they obtained financing? How were those transactions similar or dissimilar to this one? What affiliates are you referencing and why is their ability to obtain financing relevant here?
Response to Comment No. 11
In response to the Staff’s comment, NCP-Eight has added disclosure on page 45 of the Proxy Statement.
Comment No. 12
Refer to comment 36 in our fist comment letter. To the extent possible, quantify or describe in greater detail the financing terms considered acceptable by the general partner. For example, what restrictive financial covenants would the general partner deem unacceptable in the context of this purchase? What fees and interest rates would outweigh the economic benefits of the purchase from the perspective of the general partner?
Response to Comment No. 12
In response to the Staff’s comment, NCP-Eight has added disclosure on page 45 of the Proxy Statement. NCP-Eight advises the Staff supplementally that it is unable to quantify, at this time, what fees and interest rates would outweigh the economic benefits of the purchase from the perspective of the general partner.
Comment No. 13
Refer again to comment 36 in our prior comment letter. What information can you provide about the general partner that would help limited partners in gauging its ability to finance the alternative sale transaction?
Response to Comment No. 13
In response to the Staff’s comment, NCP-Eight has added disclosure on page 45 of the Proxy Statement.

November 29, 2007

General Structure of the Alternative Sale Transaction, page 42
Comment No. 14
Refer to comment 37 in our prior comment letter dated October 22, 2007. The disclosure you have added on page 43 is not responsive. We asked why the general partner has not yet executed the alternative sale agreement. Your revised disclosure states that it has not done so because it may elect not to proceed with the alternative transaction even if it is approved. Why is the general partner unwilling to commit to the purchase in the event all of the pre-conditions, such as the failure of the Green River Transaction, have been satisfied? Why is this fair to limited partners?
Response to Comment No. 14
In response to the Staff’s comment, NCP-Eight has clarified its disclosure on page 47. NCP-Eight advises the Staff supplementally that it has yet to determine whether it will enter into the alternative sale transaction, but is seeking approval of this transaction to maintain maximum flexibility. In the event the general partner executes the alternative sale agreement, the general partner believes that the alternative sale transaction is fair to limited partners because it would provide liquidity at a price negotiated as an arm’s length transaction with a third party.
Amendment of the NCP-Eight Partnership Agreement, page 43
Comment No. 15
See comment 43 in our prior comment letter. Refer to the disclosure at the bottom of page 43, carrying over onto the top of page 44. Clarify why, if Proposal 3 is adopted, only transactions on substantially similar terms to the Green River Transaction could be effected without an appraisal process. It would seem that if the Proposal is adopted and the Partnership Agreement so amended, the appraisal process would no longer be required for any affiliated sale. Please revise or advise.
Response to Comment No. 15
In response to the Staff’s comment, NCP-Eight has clarified its disclosure on page 47. Please refer to the proposed partnership amendment attached as Exhibit E to the Proxy Statement. The proposed amendment to Section 11(a) of the NCP-Eight partnership agreement expressly provides that the only transaction that could be effected without an appraisal process would be one consummated on substantially the same terms and conditions (including purchase price) as contained in the Green River purchase agreement, except for an additional condition regarding financing.

November 29, 2007

The General Partner, page 44
Comment 16
See comment 44 in our prior comment letter and comment 12 above. What information about the status of the general partner is relevant to limited partners’ ability to assess the general partner’s ability to obtain financing for the alternative sale?
Response to Comment 16
In response to the Staff’s comment, NCP-Eight has added disclosure on page 53 of the Proxy Statement.
We note with thanks and approval the Staff’s extraordinary effort in providing NCP-Eight with the Comment letter less than 30 days after the Proxy Statement and the Schedule 13E-3 was filed. If you have any questions concerning the foregoing, please contact Georges H.G. Yates at (206) 359-3402 or Rebecca H. Hoskins at (206) 359-8175.

Very truly yours,

/s/ GEORGES H.G. YATES
Georges H.G. Yates
Enclosures
cc:     Northland Cable Properties Eight Limited Partnership